Via Facsimile and U.S. Mail
Mail Stop 4720

August 3, 2009

John M. Radak
Chief Financial Officer
Quidel Corporation
10165 McKellar Court
San Diego, CA 92121

Re: Quidel Corporation
       Form 10-K for the fiscal Year Ended December 31, 2008
       Filed February 27, 2009
       File No. 000-10961

Dear Mr. Radak:

        We have completed our review of your annual report on Form 10-K and have no
further comments at this time.

                                            Sincerely,

                                            Jeffrey P. Riedler
                                            Assistant Director